

Mail Stop 3561

June 13, 2016

<u>Via Email</u>
Robert Brooke
Chief Executive Officer
Stevia First Corp.
5225 Carlson Road
Yuba City, CA 95993

  Re: Stevia First Corp.
    Schedule 14C
    Response Dated June 6, 2016
    File No. 000-53832

Dear Mr. Brooke:

  We have reviewed your June 6, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 01, 2016 letter.

1. We note your response to our comment. Please provide additional disclosure regarding the facts and circumstances surrounding the April 2016 discussion between Mr. Brooke and your shareholders regarding the corporate changes proposed in the Schedule 14C. Specifically, please describe whom initiated the communication, the timing of the communications, and the facts supporting your determination that no solicitation occurred under Rule 14a-1(l).

Please contact Michael Killoy at (202) 551-7576 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining